EXHIBIT 5.1

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

December 14, 2005

iStar Financial Inc.

1114 Avenue of the Americas, 27th Floor

New York, New York 10036

Dear Sirs:

We have acted as counsel to iStar Financial Inc., a Maryland corporation (the “Company”), in connection with the offer and sale by the Company of $250,000,000 aggregate principal amount of 5.80% Senior Notes due 2011 (the “Fixed Rate Notes”) and $225,000,000 aggregate principal amount of Senior Floating Rate Notes due 2009 (the “Floating Rate Notes” together with the Fixed Rate Notes, the “Securities”).  The Securities are being sold pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-124795) under the Securities Act of 1933, as amended (the “Registration Statement”).

In rendering the opinion expressed below, we have reviewed the Registration Statement, the Indenture dated February 5, 2001, the Supplemental Indenture dated December 14, 2005 governing the Fixed Rate Notes and the Supplemental Indenture dated December 14, 2005 governing the Floating Rate Notes (together the "Indenture") and certain corporate proceedings of the Company.

Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Securities have been duly authorized by the Company, and when issued and sold in the manner contemplated by the Indenture, the Securities will be legal, valid and binding obligations of the Company.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus which is a part of the Registration Statement.

Very truly yours,

/s/ CLIFFORD CHANCE US LLP